BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) communicates to its shareholders and to the market in general, in continuity to the announcement to the market of May 8, 2020, that its indirectly wholly-owned subsidiary with headquarters in the United Arab Emirates, Badi Limited, concluded, on the present date, the acquisition of 100% of the shares issued by Joody Al Sharqiya Food Production Factory, a company which develops food processing activities at a plant located in Dammam, in Saudi Arabia.

The transaction considered an enterprise value of SAR 29.7 million (twenty-nine million and seven-hundred thousand Saudi riyals), equivalent to approximately US$ 8.0 million (eight million US dollars). The purchase price is subject to post-closing adjustments which are common to transactions of such nature.

With the conclusion of the acquisition, BRF will initiate the implementation of a project to expand the plant’s processing capacity from 3,600 ton/year to 18,000 ton/year, with an estimated additional investment of US$ 7.2 million (seven million and two hundred thousand US dollars).

As a result, the Company reinforces its presence in the Saudi market, in line with its strategy of establishing local production and expansion of its high value-added products portfolio.

São Paulo, January 18, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.